Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: October 19, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187. Copies of the joint proxy statement/prospectus may also be obtained from Wachovia’s proxy solicitor, Georgeson Shareholder Communications, by calling 1-800-255-8670, and from SouthTrust’s proxy solicitor, Morrow & Co., Inc., at 1-877-366-1576.

The following is a transcript of Wachovia’s conference call on October 15, 2004 regarding its results of operations for the quarter ended September 30, 2004.

Alice Lehman

Thank you, operator and thanks to everyone for joining our
call this morning. We hope you’ve received our earnings
release by now as well as the supplemental quarterly earning’s report. If you haven’t it’s available on our Investor Relations
Web site at Wachovia.com/investor. In this call we’ll review the first 14 pages of the quarterly earning’s report. In addition to this teleconference this call is available through a listen only live audio Webcast. Replays of the teleconference will be available by about noon today and will continue through 11:00
p.m. on Friday, November 19. The replay phone number is
1(706)645-9291 and the access code is 76176. Our CEO, Ken
Thompson, will kick things off. He’ll be followed by our
CFO, Bob Kelly, who will review third quarter results. Also
with us are the other members of our executive management
team. We’ll be happy to take your questions at the end and, of course, before Ken and Bob begin I have a few reminders.
First, any forward-looking statements made during this call
are subject to risks and uncertainties, factors that could cause
Wachovia’s results to differ materially from any forward-
looking statements are set forth in Wachovia’s public report filed with the SEC including Wachovia’s current report on
form 8(K) filed today. Second, some of the discussion about
our Company’s performance today will include references to
non-GAAP financial measures. Information that reconciles
those measures to GAAP measures can be found in the news
release and the supplemental material located at
Wachovia.com/investor. And, third, shareholders are urged to read the joint proxy statement prospectus regarding the
proposed merger between Wachovia and SouthTrust because
it contains important information. That document and other
SEC filings can be obtained for free at the SECs Web site and from Wachovia and SouthTrust. And, fourth, when you ask
questions please give your name and your firm’s name. Now
let me turn things over to Ken.

Ken Thompson

Thanks, Alice, and thanks to all of you for joining us today.
Our third quarter earnings results were excellent, $1 per share excluding 4 cents of merger related charges, and record net
income for the quarter of $1.3 billion. The earnings per share growth was 16% over last year’s third quarter, and this is the ninth consecutive quarter that Wachovia has recorded double-
digit EPS growth. We’re proud of these results despite the
challenging financial markets which kept a lid on retail
brokerage activity. In this environment our diversified
business model once again delivered outstanding results for
our shareholders. Our General Bank, our Corporate and
Investment Bank and our Wealth Management businesses all
generated record revenue and continued to gain market share
in the quarter. Let me touch on each of those business lines.
Our General Bank, which generates about 60% of our
earnings, has set earnings records every quarter this year. And once again in the third quarter the General Bank produced
double-digit growth of 15% from the third quarter of last year, generated by outstanding core deposit growth in addition to
higher consumer

real estate secured loans, student loans, small business, and middle market commercial loans. The General Bank’s strong sales and service execution coupled with growing momentum and new customer acquisitions generated strong growth in revenue per full time equivalent employee which was up 7% year-over-year. Our Wealth Management group also produced record earnings, up 32% year-over-year reflecting very strong double-digit loan and deposit growth, and solid momentum in trust and investment fees, which were up 5% year-over-year. Our Corporate and Investment Bank which accounts for about a third of our earnings, grew 40% from the prior year, as they continued to take market share from the competition, particularly in loan syndications, consumer asset backed securities and investment grade bonds moving up in the league tables in those businesses to the number four, number seven, and number ten positions respectively.

Our Capital Management business operating in a weak market environment reduced expenses and attracted a further $4 billion in new assets to its highly-successful FDIC sweep products. And while the financial markets remain challenging for this business we feel great about the long-term growth prospects of our brokerage operation. While our results this year show the value of our balanced mix of businesses we believe our competitive position will be even stronger after we complete our retail brokerage integration and after our proposed merger with SouthTrust. Our SouthTrust integration planning is proceeding very well. We have an experienced team in place and we’re making key business and management decisions so we can hit the ground running after consummation. We believe we have a great track record on keeping our commitments regarding mergers and even exceeding them. For example, we have projected one time expenses in the First Union/Wachovia merger of $1.5 billion and I’m pleased that in the final analysis as we totaled it up this quarter those one time charges came in at $1.3 billion. We continue to be committed to expense discipline and we’re making progress towards our goal of reducing the growth rate of our expenses over the next three years by some $600 million, to $1 billion in addition to merger cost saves. Additionally our credit quality continues to be simply outstanding with net charge-offs of only 15 basis points this quarter driven by our lowest ever ratio of nonperforming assets to total loans of 50 basis points. In short we believe our ability to distribute a rich product set over an attractive and growing retail and wholesale customer base in fast growing markets combined with a best in class service model, good expense control and disciplined risk management as well as a fortressed balance sheet will enable us to continue to generate a diverse and growing earnings stream into the future. And with that let me turn it over to Bob Kelly for details about this quarters’ results.

Bob Kelly

Thank you, Ken, and good morning, everyone. Let’s turn to page one of your package, and this is our highlights page as normal. On a GAAP basis we have record earnings of $1.3 billion. That’s up

1% from the prior quarter, or 16% from the same quarter last year. On an operating basis that’s excluding the 4 cents of merger related and restructuring charges we are up 14% over the last year. As Ken noted we have very strong execution in all of our core banking businesses. General Bank had a record $770 million of net income, up 15% over the prior year. Wealth Management also had a record 50 million, up 32% from last year. The Corporate and Investment Bank was not a record in earnings but close to it, and its 435 million, and up 40% over last year. Capital Management was down 22% and down 17% from the third quarter. That’s due to much lower retail brokerage volumes which is an industry-wide reality and, of course, it highlights the importance of having done the Pru deal and transaction because we are going to be getting a lot of savings next year which will really help the earnings in that business. We had record revenue in three of our four businesses. Net interest income rose $125 million which we are delighted with and up 11% over last year. That’s on the back of again, a very good deposit growth and loan growth. Fee and other income was $2.6 billion, and largely unchanged from the prior quarter. And the biggest movers there would have been very strong principal investing results of $201 million. And that was more than offset by net trading losses, security losses that were taken during the quarter and the weaker brokerage commissions we talked about.

Noninterest expenses were largely flat if you exclude higher legal costs during the quarter. Ken noted the net charge-off of 15 basis points and our NPAs are now at a record low of 50 basis points of loans. Our share count was down both 4.9 million shares on a net basis. And of course, the merger is expected to close with SouthTrust during the fourth quarter and both of the shareholders meetings are on October 28. I’m not going to refer to any numbers on page two but this is just the normal schedule we have to highlight GAAP EPS, operating EPS, and cash EPS. Page three is our summary income statement. I would draw your attention to net interest income, first time over $3 billion, 3,028,000,000 up 4% link quarter and 11% versus last year, large due to improved spreads, continued loan and deposit growth and higher trading assets as you will see in the balance sheet. Provision for credit losses continues to reflect how strong our credit quality is and Don Truslow will be speaking more directly to that. You will note it’s not a big item but it’s probably worth noting our a minority interest. It’s quite low this quarter because of the lower retail brokerage results going to Prudential and it also it includes their share of the third quarter one timer merger costs. And of course that reconciles down to the GAAP net income of $1,263,000,000.

Page four is worth speaking to a few of the ratios on the page, the overhead efficiency ratio deteriorated a little bit to 61.14% but if you backed out our higher legal costs it would be roughly in line with the prior quarter. Our net interest margin was essentially unchanged from the prior quarter which was nice to see and I would note that our unrealized security gains at the end of the quarter are up to $2 billion now. And we’ve also from an overall balance sheet and interest rate sensitivity position, we’ve moved from being slightly asset sensitive to being essentially neutral now.

Our tax rate was a little bit lower during the quarter which just reflects the settling of a couple of outstanding matters with the IRS. We already talked about the 50 basis points on nonperforming loans; our nonperforming assets to loans. And you can see the share count number at 1316 which reflects a repurchase of 6.4 million shares, and it was offset a little bit by the net effect of employee stock option activity. Page five is our balance sheet, a few highlights there. You can see our trading assets are now at 32 billion, which is a material increase over the prior quarter as well over the last year. But, having said that, it’s — our VAR is only 20 million, is only 20 million from second quarter to 19 million this quarter. I think we are only around — VAR was around 15 million in third quarter of last year. And of course that was only a fraction of what our major competitors would have on a normal reported basis for VAR.

Securities were up a very small amount. And I would note that the investment portfolios average duration decreased to 2.6 years from 3.2 years at the end of the second quarter. In terms of commercial loan, you can see we came in at $96.9 billion. And if you back out the reduction for tax liability from our settlement last quarter, that would indicate that over — year-over-year growth rate instead of 7%, it’s on the far right-hand side, would be about 4% which is still a pretty big growth rate overall. Consumer loans at $71.7 billion, actually when you take into account the auto loan securitization activity we had during the quarter consumer loans were actually up 3% on a linked quarter basis. And as you can see our total loans are $424 billion. Probably the last thing I’d note on the page is the low cost core deposits. We’re still experiencing very nice growth, 6% on a linked quarter basis and 34% year-over-year. Page six is our fee and other income which is worth spending a couple minutes on. First two lines have had excellent growth. Service charges and other banking fees on a year-over-year basis are up 14 and 18% respectively. And on a linked quarter basis they are also up 2% and 4% and that reflects very good consumer growth, commercial DDA charges and commercial mortgage banking income.

The commission line as you can see is down about 100 million, which is essentially retail brokerage activity being lower during the quarter. Advisory underwriting and investment banking fees at $233 million was very strong and up 22% year-over-year or 18% on a linked quarter basis. So it was a very strong quarter for Corporate Investment Bank. And then we have four other categories which almost offset each other. Trading count losses in this case where we had some losses this quarter which in the second quarter we had some gains. And that was largely a result of weaker results in interest rate products. And it was also some mark-to-market losses on economic hedges on nontrading assets and, of course, we don’t show the — or we don’t account for the write-off on the assets that are hedged that are — and so they’re not reflected in our income statement but the loss is on the hedged. Principal investing gain we already talked about the $201 million, security losses of $71 million versus some small gains last quarter. And as you can see other income at 246 million is essentially in line with most of the quarters over the last year, and the second quarter was quite low because you may recall we took a loss of $68 million last quarter associated with corporate real estate sales and lease-back activity.

Page seven is noninterest expenses, just a few words on that. When you look to salaries and employee benefits you can see they are down slightly from the — on a linked quarter basis due to lower retail brokerage commissions. And you can see the sundry expenses are quite a bit higher from the second quarter but in line with the first quarter and fourth quarter and when you look cross that line. So the second quarter was unusually low. The increase in the third quarter was largely due to higher legal costs and professional and consulting fees. And as you know we never talk about reasons for higher legal costs. Page eight we won’t talk to but it’s just a summary of each one of our businesses on one page. And if you go to page nine you can see some detail from the General Bank and why they’ve had another record quarter. Total revenue, $2.6 billion. That’s with revenue up 4% on a linked quarter basis and 6% year-over-year, strong revenue growth, provision down — or up a little bit but nothing material. Expenses are only up 3% year-over-year. That’s a really nice spread between revenue growth and expense growth on a year-over-year basis. You see a nice 3% spread. And that drives the bottom line increase year-over-year of 15%, or 3% just on a linked quarter basis, so excellent quarter. The cash overhead efficiency ratio, 51% and roughly in line with last quarter, loan growth 9% year-over-year, core deposit growth, 10% and nice growth on a linked quarter basis, too, there.

Page ten is our Capital Management group. Net interest income increased largely due to our continuing growth in the FDIC insured sweep account. Fee and other income is down due to lower trading activity. And I should probably remind people that in the second quarter we had about $24 million in gains on the sale of some nonstrategic businesses. So overall total revenue was $1.270 billion which is down 7% from the prior year. Noninterest expenses are down 5%, so total segment earnings are down 17. You can see the average core deposits are circled at 29 billion. Most of that is the FDIC insured sweep accounts. And I’d probably draw your attention to total assets under management at $249 billion is up about 4% over last year. If you back out the impact of the FDIC insured sweep accounts it’s up, it’s up about 10% year-over-year. And I should probably note that in our equity mutual funds, our equity mutual funds are up $5 billion over last year, and that’s about a 24% increase. So nice increase on the equity side. Brokerage offices you can see are down a little bit. They are down to overall 3,220. If you look down to the retail brokerage integration line you can see our branches consolidated during the quarter — are now, we’re at 23, which takes us to a cumulative total of 101 branches that are now consolidated of our goal of 146.

Wealth Management, excellent quarter. Four quarters in a row of improving bottom line. If you look to your — to the segment earnings they are now $50 million a quarter versus 48, 45, 41, and 38. 4% on a linked quarter basis and 32% year-over-year. So that’s a very nice momentum for that business. Total revenue $268 million, or 9% year-over-year. See the efficiency ratio is at an all time low of 70.5%. If you look to loan and core deposit growth they gained very, very, very strong. Linked quarter on the loan side, 6%, 18% year-over-year. And on the deposit side, 2% and 12%. One other thing I would note would be the last bullet point is we had a nice little acquisition of Tanager Financial Services which gives us an entry position into the lucrative Boston market. Page 12 is the corporate and investment bank. Record revenue of $1.352 billion, a combination of principal investing gains, nice strength in bond origination, M&A activity, and loan syndication. That’s a 25% increase in revenue year-over-year which we’re very pleased with and 4% on a linked quarter basis. Provision for credit losses is actually in a negative position, three quarters in a row. Clearly that can’t continue forever but nice to see, for total segment earnings of $435 million. And probably we should move on to asset quality and maybe, Don, you can give us some more color on that.

Don Truslow

Thanks, Bob. As you and Ken have already noted it was another very solid quarter for asset quality. We continued to benefit from the very strong credit market. Briefly nonperforming assets in total, down another 8% from the second quarter. We are now well below $1 billion and it’s been noted, about 50 basis points compared to loans. Charge-offs of 65 million, totaled 15 basis points. We did see a little bit of an uptick in gross charge-offs and recoveries during the quarter. But nothing very disturbing there. In the reserve we did have a modest release of about $12 million for our reserve for unfunded commitments. Again, just reflecting the improved credit quality in the book. But the ending reserves certainly represents very good coverage of our nonperforming loans. And then lastly past dues are at very satisfactory levels and looking out for the remainder of the year the charge-off guidance we’ve had of 15 to 25 basis points is in place but obviously the way we are trending it looks like we will be at the very low ends of that range.

Bob Kelly

Thank you, Don. And last page that I was going to cover is page 14 which is our normal outlook page. Very small adjustments which are highlighted in the little rectangles and the shaded areas. I would draw your attention though to the third line at the top of the page in terms of our expectations for the fourth quarter. And at this point we would expect that our fourth quarter numbers would be in line with third quarter, in other words around $1 on an operating basis per share. However, that’s before the impact of the three cents per share dilution from our proposed merger with SouthTrust. It’s just too early in the integration process to get any positive impact from SouthTrust. So we think that everyone really should take into account that 3 cents in their outlook for the fourth quarter. At this point I would hand it back to Ken.

Ken Thompson Thank you, Bob, and I think at this point we are ready to take your questions.

Operator

(OPERATOR INSTRUCTIONS) Your first question comes
from the line of John McDonald, Banc of America Securities.

John Mcdonald

Hi, good morning. Bob, I had a question about the Prudential brokerage acquisition. And the original accretion that was
forecasted for 2005 was, looked to be about 9 cents in 2005. I presume that’s mostly cost driven. I was just wondering does that change at all given the tough environment that retail
brokerage is experiencing right now?

Bob Kelly

I don’t think so, John. My recollection of this, Tom, you may recall, is that was mainly just driven from our cost saves and I think we did have some assumption about some growth in the,
in revenues but it was mainly cost driven.

Tom Wurtz

That’s absolutely correct but if you think about it we assumed the same kind of growth rate for the Legacy Wachovia, and
Pru businesses and therefore since we are sharing the revenue streams it really was an expense driven benefit which we fully expect to realize.

John Mcdonald

Okay. So from your current rate — run rate of earnings you
should get about 9 cents accretion in ‘05 just from those costs?

Bob Kelly

Well, I guess we have a couple of hundred million dollars that are still to be recognized next year. So we are enjoying some benefits. Between seven and nine.

John Mcdonald

Okay.

Bob Kelly

It will be pretty close. And as you’ll recall the conversion, the major conversion happened in the third quarter but most of the systems aren’t being turned off and the FTEs realized until the first quarter.

John Mcdonald

Right. And just to clarify the program that Ken talked about for the $600 million to 1 billion, that’s kind of a three-year goal?

Ken Thompson

Yeah, let me — that will be a 2005, 6, and 7 goal. So our
projection would be that our run rate would be reduced by —
we don’t have the final number yet but somewhere in the $600 million to $1 billion range by the end of ‘07.

John Mcdonald

Okay. Great. Thanks very much.

Operator

Your next question is from the line of Betsy Graseck with
Morgan Stanley.

Betsy Graseck

Thanks. Just a follow up to the last question, Ken. Is there anything you can say at this stage to help folks understand
what major areas of your expense line you think you are going to be able to get leverage from? Is it headcount? Is it IT? Is it occupancy? Those kinds of things. It would just be useful.

Ken Thompson

Yeah, Betsy, we are presenting our updated strategic plan to our board in the fourth quarter and it will obviously touch on a number of expense initiatives but also on some revenue
initiatives that we’ve got going. So it’s really premature to talk too much about it before our board sees it but I would say to you that it’s going to be in all of the areas that you mentioned.
What we are doing is setting out targets for each of our lines of business and for each of our staff units. And when I say
lines of business I mean sub-business within each of our four major business lines. And so they will have expense targets, efficiency ratio targets that they will need to hit and they will do that in a staged basis over a three-year period. We also
have a number of cross business line initiatives that we are putting into place. And those will contribute to the business lines ability to hit their efficiency targets. But it obviously is going to be in the areas where we spend a lot of money. It will be in personnel. It will be in occupancy. And it will be in IT and operations. So those will be where we will get them and
we feel very confident in our ability to have a major impact on our ongoing cost — on our

ongoing expense growth. Both through merger efficiencies
and through these initiatives that I just talked about.

Betsy Graseck

And the cross business line initiatives, that’s cross-sell type of opportunities?

Ken Thompson

No, those would be revenue opportunities and we’re working
on that but I’m talking about just on processes that go across business lines.

Betsy Graseck

Okay. Got it.

Ken Thompson

And they would be expense oriented not revenue oriented.

Betsy Graseck

Okay. And then do you have any sense of when you would be
sharing these more specific with the Street?

Ken Thompson

Yeah, we’ll be talking about it in the first quarter.

Betsy Graseck

And then just separately, I know that you had a 71 million or so securities loss. Did that reflect any sort of bond portfolio restructuring that’s underway in the quarter?

Bob Kelly

Betsy, no, I wouldn’t say a restructuring. I would just say it was a couple billion dollars of treasuries that we reinvested in mortgage backs.

Betsy Graseck

Okay. And was it at all related to an effort to become a little bit more neutral? Or then fully asset sensitive?

Bob Kelly

No, that had a very — that individually would have had a very modest impact. Just reflected perceptions about what spreads were doing and we thought it an opportunity to have a more
attractive product on the balance sheet.

Betsy Graseck

Okay. Thanks.

Operator

Your next question is from the line of Andy Collins with Piper
Jaffray.

Andy Collins

Good morning, Andy Collins, Piper Jaffray. Just wondering
on the private-equity, came in about 200 million. Didn’t know if that might be repeatable and I was kind of wondering what the, what went into the private-equity number.

Ken Thompson

Okay. I will have Steve Cummings talk about what exactly
went into it but I just want to say up front that that is not repeatable. You shouldn’t be looking at $200 million per
quarter going forward, although we do feel better and better about our private-equity portfolio.

Steve Cummings

Yeah, Andy. I think last quarter we did say that we were a
little bit less certain about principal investing and the reason for that was that the potential gains were embedded in the
small list of potential change of control transactions. Not only did they all happen but they happened sooner than expected at higher values and that’s what’s led to this quarters strong
results.

Andy Collins

Okay. And just an unrelated question. I noticed you bumped
up your net interest income goals to high single digits for the full year absent SouthTrust. So I — I can get to kind of 10%
or more if you just keep net interest income flat in the fourth quarter. Is that—

Bob Kelly

Yeah, I, you know, Andy, net interest income growth has been very strong and we said special items is through, you know,
increasing and treating assets that have grown quite a bit over the

last year, you know, and nonaccruals have been coming down
rapidly over the past year that have really helped as well, so, you know, at some point I would expect that the growth in net interest income has to be pretty low. So you can draw
whatever conclusions you want from that but we’ve had an
unusually strong growth on a year-to-date basis on NII.

Tom Wurtz

As a matter of fact when you take a look at the trading
portfolio, depending on the way we hedge the positions in the trading portfolio, the hedge effect may go through fee income or the net interest income in this period there’s probably about
$40 million of losses in trading that reflected the hedges on balance sheet positions. So you could think of perhaps it
would be a fair way to think about it is the actual trading gains and losses were 40 million higher and the net interest income was 40 million lower is a reasonable way to think about this quarter.

Andy Collins

All right. Thank you.

Bob Kelly

Thanks, Andy.

Operator

Your next question is from the line of David Stumpf with
A.G. Edwards.

David Stumpf

Thanks. A little bit of a follow-up, I guess, on that question, and you partially answered mine and that is obviously that line item is trending higher than original guidance, and I guess, any thoughts and I know you don’t want to give guidance for
next year yet but the balance sheet is a little bit bigger, the margin didn’t seem to compress as much as on a percentage
basis as much as maybe we had been led to believe. I’m
reaching here but doesn’t that have positive implications for that line item going forward?

Bob Kelly

It’s a little early, David. It’s a little early to talk about that.
We’ll talk about that in January.

David Stumpf

Okay. I had to ask.

Bob Kelly

Good try though, nice try.

David Stumpf

How about an update on the SouthTrust closing date? I know
there was some discussion about the Fed being a little bit
slower on this approval. Can you give us an update on when
that deal will close?

Ken Thompson

Yeah, I can. On your first question, though, we do like the
trends in loan and deposit growth right now and if those
continue we should like what our net interest income does. On
SouthTrust we do not have Fed approval at this point. We are very hopeful that we will receive it very soon. Our shareholder meetings at both SouthTrust and Wachovia are scheduled for
October 28. And we can certainly be ready to close this
transaction after the shareholder approval and after 15 days waiting period between Fed approval. So the integration
planning is going perfectly. We feel great about it. We are
simply waiting for approval.

David Stumpf

Okay. Thanks a lot.

Operator

Your next question is from the line of David Hilder with Bear
Stearns.

David Hilder

Actually my questions have been answered. Thanks very
much.

Ken Thompson

Thank you, David.

Operator

Your next question is from the line of Jennifer Thompson with
Oppenheimer.

Ken Thompson

Hi, good morning. Hi, Jennifer.

Jennifer Thompson

I was wondering if you could give us any color at all on trends in retail brokerage as we got toward the end of the quarter and to the extent you can speak to anything initially early in the quarter that you’re seeing?

Ken Thompson

Well, let me just take that one. The trends are still about where they were. And that is just not a lot of volume in the retail brokerage industry. But in a way I see that as a very positive thing for Wachovia because they are not going to stay there
forever. And three of our four businesses are doing extremely well and I think as brokerage volume picks back up that will be a plus for our Company. But it’s still weak markets from a retail trading standpoint.

Jennifer Thompson

Okay. And how about in the fixed income space, either trading or underwriting? I know, you know, some company’s have
seen a weakened demand, any trends there that you can speak
to?

Ken Thompson

You’re talking about in underwriting fixed income? Yeah.
Yeah. We feel great about it and Steve Cummings will tell
you about it.

Steve Cummings

Yes. We’ve had an excellent quarter and our pipelines are
very strong and really the story for us is market share growth.
Syndications side of our business, we have been — in the third quarter, we are clearly our position is number three in the lead league tables which is a new high for us. We are most
importantly the latest quarter, we’ve added 41 new lead clients and only lost two for the year. That’s 103 new leads and only lost 4 and that’s really a big story of our platform is
transitioning ourselves to a lead base client base which we’ve been effectively doing. On more the bond side in high-grade, third quarter we had the highest market share in our history of about 5.5% of fees, 28% of the deals we were book runner and just to show you the trends in that business, which is our story going forward, our market share of fees has grown from 1.5%
steadily over the last several years to 4.2%, a year-to-date for this year. Likewise in high yield, highest ever market share,
4.5% for the quarter, 32% of the deal we were books. So we
feel really good about the trends, markets, our pipelines do look good and we project further market share growth.

Ken Thompson

It’s really a good story for us because we are gaining market share really in all the investment banking product lines and that helps overcome weaknesses in the fixed income market.
And so, you know, we think that, we know our pipelines are
strong right now. We hope that this market share gain on our part will help us continue to grow the top line. Great. Thank you very much.

Operator

Your next question is from the line of Kevin Fitzsimmons
with Sandler O’Neill.

Kevin Fitzsimmons

Good morning. I just wanted to clarify a little bit on the
commercial loan growth. You mentioned the incremental 2.6
billion from the commercial leasing tax matter and talked
about how that would have been excluding, you know, what
year-over-year growth would have been. Did that also, you
know, does that also factor in the linked quarter comparison, that it was not in second quarter and we had to take that out and then if we do that then commercial loans were, you know, the growth was a lot less than it would have been otherwise.
And then secondly if you could just go into a little bit on what the different areas of commercial loans, how they did?

Bob Kelly

Well, why don’t I start on that for you, Kevin, it’s Bob, and you’re right, the change in our linked quarter basis is that deferred tax liability that disappeared. So that was always
netted against loans. That’s the way the accounting works.
The reality is we have had very good growth in our
commercial loans. And it’s been overall, if you just look at just pure GBG commercial loans it’s around 10%, small
business loans year-over-year 17%, real estate year-over-year is still down a little bit, real estate commercial lending, but on a linked — but on a year-to-date basis it’s up very nicely.
Retail is up 11%. The corporate loan activity is up, actually up
$800 million. So overall we’ve been seeing nice growth rates.

Kevin Fitzsimmons

Okay. Great. Thank you.

Operator

Your next question is from the line of Ron Mandel with CIC.

Ron Mandel

Hi, folks. I have two questions. One was on the deferred tax liability. Does the disappearance of that have an effect on your possible tax rates in the future?

Bob Kelly

No, it shouldn’t, Ron. And so — the guidance we gave you on
tax rates should be correct going forward. And the only reason why our tax rate has been going up a little bit over the course of the last year or two is of course our income is going up so much and it’s taxed at a higher marginal rate, so, and any cost to our settlement is fully included in our funding costs and reflected nicely, not just in our NII but in our tax. So you shouldn’t have any concerns there.

Ron Mandel

Yeah. Well, that’s a high class problem, anyway. And the
other question was in regard to your comment that you’ve
become more interest rate neutral. I guess I was curious as to your thinking given what economists seem to think and, also, is that neutral absolutely or versus the forward curve, could you just elaborate on that point?

Tom Wurtz

Sure Ron, this is Tom. You are absolutely correct it’s neutral versus the foreign — or the forward curve. So basically to the extent that we are asset sensitive we would have been saying we think rates could possibly raise — increase faster than the market is thinking and as we’ve see more weak data come
through we’ve said, well, we think the market probably has a reasonable view on what rates are going to do and we don’t
view any reason to bias ourselves one way or the other.

Ron Mandel

So that means your asset sensitive absolutely but not relative to the forward curve?

Tom Wurtz

Yes, you could thinking about it in that manner.

Ron Mandel

Right. Okay. Thanks.

Operator

Your next question is from there line of Claire Percarpio with
Janney Montgomery.

Claire Percarpio

Yes, good morning. Your core deposit growth even excluding
the sweep is still going strong. Can you give us more color on, you know, what the growth looks like in various markets and
are you taking share in a number of markets? Who are you
talking market share from, that kind of thing? And then
second on loan loss reserve release and legal costs, can you just comment at all on, you know, outlook, sort of direction?
Are reserve releases getting near the bottom here? And can
you comment on just legal costs I know is something you
don’t like to discuss but is it something that might decline materially in the next few quarters or is it very much an
unknown? Thanks.

Ken Thompson

Okay. We’re going to have several people answer that
question starting with Ben Jenkins on core deposits, Claire.

Ben Jenkins

Claire, good morning. We are feeling, continue to feel good
about deposits. We recognize that it is slowing in the industry but we think we are well positioned to defend against a slow down. I’d point out two things, and then I’ll talk about the markets. 75 to 80% of our deposits are in the retail bank. And really great customer service and we think the lowest attrition in the industry; coupled with just very good new customer
acquisition growth. It gets stronger quarter after quarter. Third quarter was the strongest we’ve seen in new customer
acquisition growth. Those together are really driving a nice deposit growth and we think it will continue into the future.
We are leveraging the Wachovia — Legacy Wachovia
franchise and we will shortly be leveraging the SouthTrust
franchise and we think there’s growth opportunities in both of those. So we feel very good. On the wholesale side, treasury services, commercial checking accounts, business deposits
remain strong. We have seen some weakness in the money
market but that’s being offset to some degree as money
market deposits on the wholesale side come down,
commercial loan growth builds up so it’s a nice trade-off for
us. So we are optimistic and feel good about deposit growth.
As to where it’s occurring, I’m pleased to say it is all over. We had weaknesses — we had weakness last year in Carolinas
and Georgia, those markets are performing very well. Our
leading markets deposit wise would probably be Florida, it’s very strong there, and this may surprise you, the northeast, it’s very strong there. And all of our northeastern markets. We are very pleased about our New York City expansion. You may
know we have eight offices there. They’ve been open an
average of seven months. And we’ve got 190 million deposits
on the retail side and 265 million on the wholesale side. So we’ve got 455 million in deposits in those New York offices
in just seven months. So we’re very pleased.

Ken Thompson

Don Truslow you want to talk about reserves?

Don Truslow

Yes, Claire, this is Don. We have continued to see a positive drift in terms of credit quality, although that drift is slowing.
We take a look at the reserve every quarter against where
quality is in the portfolio and based on what our models tell us pretty much led by our models, it’s possible we could see
some additional pressure to release a modest level of reserves but I see it slowing actually. I think the quality has got to be plateauing here pretty soon. The other factor is as we pull the
SouthTrust portfolio into the mix we are in the process of
regrading the portfolio to granular level and working that
through our model. And so there might be some very

modest changes through the combined bank’s reserves when
we do that and we won’t really know that until we get to the end of the fourth quarter.

Bob Kelly

And I would add to that, Claire, that on the legal side we have a very thorough process monthly and quarterly basis where we spend quite a bit of time with our inhouse counsel and they
review with us each and every one of our legal exposures. And the two main drivers from an accounting standpoint is a cost probable, or expense probable and if it is probable, is it
estimatable. And I can tell you that that expense line reflects all known exposures we have and we try to accrue for them
very well every quarter. And it’s — I can’t predict from one quarter to the next but I can tell you that it does reflect
everything that we know of to the very best of our ability.

Claire Percarpio

Thank you. Those are all great answers. Just one thing on the
SouthTrust regrading, any comment on which direction that’s
going to be, positive or not?

Don Truslow

Claire, I think overall there are no surprises coming out of the regrading exercise and as we are mapping across the grades
are really very similar. So I wouldn’t anticipate any sort of meaningful impact from that. Thank you, Claire.

Operator

Your next question is from the line of Nancy Bush with NAB
Research LLC.

Nancy Bush

Good morning. Ben, this is a question for you. Bank of
America made some comments yesterday about their
Manhattan branches. I think they said their sales per FTE per day were sort of like 12 or something which was sort of twice what they were achieving across the rest of the franchise. Are you seeing a similar experience there or, you know, are you
still sort of in a deposit gathering stage with sort of sales productivity yet to come?

Ben Jenkins

Nancy, we are seeing higher sales productivity. I don’t have the specific number but it’s a lot more than just a deposit play.
Our loan production is very good there. And our investment
sales are

very good there. So we are very pleased with the overall level of sales productivity we’re getting and we’re very pleased
with the revenue flow we’re getting per employee out of the
eight offices.

Nancy Bush

Ben, is there any particular reason for the, I mean, this
Manhattan being such a productive market, is it just
population density or what do you see as the reason behind
these numbers, I mean, twice would be what they said
yesterday, twice the rest of the franchise is pretty remarkable.

Ben Jenkins

Well, I think our service delivery is really paying off. Our scores are very good there. The reception we are getting
because of that service is very good. We only have eight
offices but we are already garnering a great reputation in
Manhattan for service delivery. People are talking to people and I think that’s a big part of it.

Nancy Bush

Could you also while I’ve got you just speak to sort of what you think the future stickiness of core deposits is? I mean is
—   are we still in this extraordinary period of liquidity and, you know, how much do you think sticks if indeed people start feeling a little better about markets, the economy, et cetera, et cetera?

Ben Jenkins

Well, I mentioned it earlier. I feel good, very good about our ability to defend on the retail side. The service delivery, the new acquisition focus, the results we are getting. We acquired
367,000 new households in the third quarter. That’s 13%
higher than the second quarter. It’s very strong. And I just believe that retail wise it’s very, very sticky. I don’t think we will see big deterioration there. I think with the wholesale side as rates move up, as the economy strengthens, as people want to reinvest into working assets some of their excess liquidity you will see things like money market deposits slide down
some and you’ll see commercial loans go up. So, you know,
we’ve had 20 plus percent commercial deposit growth the last
24 months. That might go down to the lower double digits but
I think it will still be strong.

Nancy Bush

Thank you.

Operator

Your next question is from the line of Ed Nagerian with
Merrill Lynch.

Ed Nagerian

Good morning, good quarter, guys. Most of my questions have
been answered, this is actually last one is a just little bit of a follow up on this deposit discussion. Now that we’ve had 75
basis points of increases on the short end of the curve and
potentially getting more, are you seeing much in the way of
upward pricing pressure on deposit rates starting to come into your markets? I’m hearing a little bit anecdotally that that’s starting to happen to some extent in some of the midwestern
markets and I’m just wondering about your markets. Thanks.

Ben Jenkins

This is Ben Jenkins. I’ll take it and Tom may want to
comment as well. We are really not seeing a whole lot, maybe a little bit but not a material amount and we have not been a pricing leader on deposit growth and we are not now. But,
we’re not seeing tremendous pressure.

Tom Wurtz

And I think that’s a very important point Ben made. Is that we didn’t attract the dollars by posting extremely high rates. We tried to position ourselves somewhere in the second through
fourth place in the market and we continued to do that and we couldn’t be more pleased with the response from customers.

Ed Nagerian

And could you just quantify, remind us, what you might have
left in terms of opportunity on the FDIC sweep deposits?

Tom Wurtz

We are around 29 billion and ultimately there’s a population of dollars that’s somewhere near 38 billion to 40 billion.

Ed Nagerian

So we should expect a slow down in that growth?

Tom Wurtz

Yes, I would expect it to slow down. And how long it takes to capture that incremental 8 billion I’m not certain whether it could be another year or perhaps even a little bit longer.

Ed Nagerian

Okay. Thank you.

Operator

Your next question is from the line of Tom McCandless with
Deutsche Bank.

Tom McCandless

Yes, good morning. Another solid quarter and again kudos to
the folks that put together this detail packet because I think it’s among the best on the Street.

Ken Thompson

Thank you, Tom, Alice is smiling.

Tom McCandless

Way to go, Alice.

Alice Lehman

Thanks.

Tom McCandless

I want to go back and try to get some additional color on a few subjects that have been talked about exhaustively. First is on credit quality. I guess this is for Don, I guess what you’re telling us is implicitly is the outlook for criticizing classified assets is pretty stable. And, you know, there should be some creep I guess in the consumer book as it ages naturally. But I guess I’m having trouble understanding why I shouldn’t
continue to assume same charge off guidance for next year,
except maybe not at the low end.

Don Truslow

We are I think seeing a very stable environment. We’ve been
very much helped by the very strong credit markets that have been out there which is really assisted companies that might have had, you know, some problem refinancing, getting
refinanced. And credits that we might elect, topped out of to be very easy to opt out of and just a lot of liquidity in the marketplace. And while we’re not prepared to really give any guidance for next year I feel pretty good about the outlook at this point from what I can see.

Tom McCandless

Any comment about how unreasonable it would be to use a
similar type of guidance that we’ve got now?

Ken Thompson

I will answer that, Tom. We are not giving guidance yet on
charge-offs next year, or credit.

Tom McCandless

All right. Prudential. Seems as though the day after Wachovia was in town presenting at a conference that there was a couple of articles that came out in the press about some technology glitches that occurred that were unrelated I guess to the
integration activity, technically speaking. I’m just wondering if there was any little fallout from that or was that just pure speculation and did it impact your expenses in that business in a negative way? And I guess more generally trying to
understand how would you guys assess performance of your
retail brokerage operation year-to-date compared to your
relevant peer group?

David Carrol

Tom, this is David Carroll. I will answer the first part and then
Don can handle the comparisons to our peers. the — as you
know we had the big conversion on Labor Day weekend
moving all of the Legacy Prudential client accounts into the
Wachovia environment. And we converted 1.6 million client
accounts, moved $2.25 billion in client positions, about 103 million tax lots, and it went off flawlessly. We balanced to the penny. We had some not totally unexpected incidents after the conversion. We added 7,000 new users to the Wachovia IT
platform and whenever you scale something that large that
quickly, you have some opportunities to fine-tune. And it
caused some inconvenience in our offices not so much for the
FAs but the FA assistants. It was for things like researching client activity or for ordering stock certificates, things we call service requests. But we had contingency plans in place and
we had all normal trading, clearing, and settlement activity.
And we had contemplated the expenses required to sort of
have a belt and suspenders approach to that conversion. And
so, no, there was not any unexpected financial impact from
that. Again we weren’t totally surprised. Any time you have a change of that magnitude you have some fine-tuning to occur.

Don McMullen

Tom, Don here. I guess I would add as we try to watch the
numbers come in from our peers I would say we are down a
little bit relative to them on revenue. We’re down in the 5%
range. It looks like the reporters so far right now are like 3.7 to
4, in that particular range. It wouldn’t be somewhat
unexpected if you look at where we’ve been over the last year,
very pleased with —   from the day we announced the Pru
deal we talked a lot about retention.

There were historical rates being projected something like 8 to
10% attrition rates. We’ve had remarkably low 3% type of
attrition rate. Client assets at that time were 537 billion. Today we are at 616 billion. And the cost reductions I think, Ken
handled this earlier, were right on with our forecast in terms of what we announced. We really are not concerned about hitting the cost numbers so we look to be right on line. They will be roughly another 900 FTEs coming out at the end of the year.
We’ll keep another 200 on in the first quarter to just make
sure all of the conversion is done, the tax reporting and those kinds of things. Finally during this time period you really
don’t want to focus on anything other than keeping the
representatives that we have focusing on our current clients.
We have not been very active on the recruiting side. That is now picking up. We had our highest new recruitment month,
or quarter I should say here in the last three or four quarters.

Ken Thompson

Tom, I would just wrap up by saying that six and a half, seven years ago we were not in this business. Today we are the third largest brokerage Company in the country. We’ve just gone
through the biggest brokerage conversion in the history of the industry. We’ve got significant cost saves still to come out of the Pru deal. We’ve got a second channel into the wealth
market that no one other than Citi and ourselves has. And we are thrilled with this business and as volume picks back up in this business it is going to be a great benefit to Wachovia.

Operator

Your final question is from the line of Chris Mutascio with
CSFB.

Chris Mutascio

Good morning, thanks for taking my question. I got two quick questions. Bob, can you refresh my memory and maybe even
educate me a little bit on the commercial leasing resolution?
How did it increase — the balance is 2.5 billion but I guess in the quarter actually reduced interest income from those
balances? And then Don, a quick question from you on the
credit quality side. Hard to nitpick on the numbers you’ve
been posting, but over the last couple of quarters we are
seeing an uptick in the ninety-day past-due both on a dollar amount and on the percentage amount on the consumer side.
Is there any concern there, anything you’re watching?

Bob Kelly

Chris, just on the balances and how it’s affected, we have a deferred tax liability which was eliminated by this settlement last quarter and that deferred tax is netted against your loan balances. Okay? So when you, so when you eliminate your
deferred tax

liability, by definition your loan balance is going to look
higher on your balance sheet. So that’s all it is. Because it’s not on a separate line of your balance sheet. It’s netted.

Chris Mutascio

Okay.

Bob Kelly

Okay. And that’s to give you, to give you — the net impact
gives you a higher earning rate on those assets. So that’s what it would have been beforehand. That’s the only reason why
theirs a change.

Don Truslow

And Chris, this is Don. On the consumer past dues there really is not anything troubling underlying what’s going on here. As a matter of fact consumer credit quality continues to trend in a very positive direction. Part of what’s happening here is we have unwound some past securitizations as they’ve wound
down because economically it just makes a lot of sense to
bring some of those assets back on the balance sheet. And
that’s had just a small impact on the past dues.

Chris Mutascio

Fair enough. Thank you.

Ken Thompson

Operator, I think that completes our questioning and I will
simply wrap up by saying we think this was a very strong
quarter and, again, three of our four business units turning in absolutely outstanding results and the fourth we think will
look better and better as volume comes back into that
business. And we are optimistic about our fourth quarter. And feel very good about going into 2005. We thank you for your
participation today and as always, please call us if you have got further questions. Thank you.

Operator

Thank you for participating in Wachovia’s third quarter 2004 earnings conference call. A replay of today’s conference call will be available starting today at 12:00 p.m through 4:00 p.m.
Friday, November the 19th. The replay phone number is
1(706)645-9291. The access code is 76176. To hear a replay
of the Webcast, go to Wachovia.com/investor, and click on
the link, Wachovia third quarter earnings audio Webcast. The
Webcast replay also will be available at 12:00 p.m. today.
Thank you, you may now disconnect.